UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2003

Commission File Number: 0-20055

Consolidated Envirowaste Industries Inc.

(Translation of registrant’s name into English)

27715 Huntingdon Road, Abbotsford, B.C., Canada V4X 1B6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☒	FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES ☒	NO ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-1399.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.
(Registrant)

Date March 14, 2003	By	“Douglas R. Halward”

(Signature)

Douglas R. Halward, President
(Name and Title of the Signing Officer)

     The following attached documents are filed under this Form 6-K:

EXHIBIT A:	News Release dated March 10, 2003

EXHIBIT B:	BC Form 51-901F together with schedules A (unaudited financial statements for the three months ended December 31, 2002), B (supplementary information) and C (management discussion and analysis)

EXHIBIT C:	News Release dated March 13, 2003

EXHIBIT A Consolidated Envirowaste Industries Inc. 27715 HUNTINGDON ROAD, ABBOTSFORD, BC V4X 1B6 TELEPHONE: 604-856-6836 FACSIMILE: 604-856-5644

NEWS RELEASE

Consolidated Envirowaste Reports First Quarter Results

Abbotsford, British Columbia – March 10, 2003

Consolidated Envirowaste Industries Inc. (TSX Venture Exchange-CWD-V) announced today its results for the three months ended December 31, 2002. A complete copy of the Company’s report for the year is available on the World Wide Web at www.sedar.com. Excerpts from the quarterly unaudited financial statements are as follows:

December 31	2002	2001

Revenue	$5,310,988	$6,797,182
Income (loss) before income taxes	(163,982)	41,814
Income tax expense	33,405	—
Net earnings (loss)	(197,387)	41,814
Basic earnings (loss) per common share	(0.02)	0.00
Diluted earnings (loss) per common share	(0.02)	0.00
Weighted average common shares outstanding	9,976,299	9,913,799

Consolidated Envirowaste Industries Inc. reported a net loss for the three months ended December 31, 2002 of $197,387 or $0.02 per share ($0.02 diluted) compared to net earnings of $41,814 or $0.00 per share ($0.00 diluted) for the three months ended December 31, 2001. Contributing to the loss is a $33,000 provision for income taxes on the Company’s US earnings for the quarter while earnings for the quarter ended December 31, 2001 were sheltered from tax by the utilization of prior years’ losses. Revenue for the quarter fell by $1.5 million to $5.3 million from $6.8 million due to less activity in the private sector and lower storm activity in the US than the first quarter of last year. Sales of bulk and packaged products in the first quarter were 4% and 23% higher respectively than last year as landscaping professionals and homeowners enjoyed favourable fall weather conditions. Improved margins and reduced selling expenses as a result of the lower activity lessened the impact of the slower US economy and the strengthening Canadian dollar. Cash flow after changes in working capital items fell by approximately $1 million for the quarter ended December 31, 2002 compared to the three months ended December 31, 2001 while cash and cash equivalents during this, our weakest quarter, increased $500,000 over the comparable figure of 2001.

Consolidated Envirowaste Industries Inc. is a leading processor of wood and other organic wastes in Western Canada, Florida and Georgia. The Company markets and supplies biomass boiler fuel for electric generation facilities, charcoal manufacturers and pulp and paper mills in the U.S. as well as bulk landscaping products in each of these regions, and packaged soil products to major Western Canadian retailers.

Consolidated Envirowaste Industries Inc.

     “Per James E. Darby"

James E. Darby
Chairman and Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

EXHIBIT B

British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

ISSUER DETAILS

For Quarter Ended:	December 31, 2002
Date of Report:	March 10, 2003

Name of Issuer:	Consolidated Envirowaste Industries Inc.
Issuer Address:	27715 Huntingdon Road, Abbotsford, B.C. V4X 1B6

Issuer Fax Number:	(604) 856-5644
Issuer Telephone Number:	(604) 856-6836

Contact Name:	Doug Halward
Contact Position:	President
Contact Telephone Number:	(604) 856-6836
Contact Email Address:	wade@envirowaste.ca

Web Site Address:	Not applicable

CERTIFICATE

The one schedule required to complete this Report is attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Director’s Name: “Douglas Halward”	Date Signed: March 10, 2003

Director’s Name: “James Darby”	Date Signed: March 10, 2003

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Financial Statements

December 31, 2002 and 2001

Index

Consolidated Balance Sheet

Consolidated Statement of Income and Deficit

Consolidated Statement of Cash Flows

Notes to Consolidated Financial Statements

Schedule of Consolidated Cost of Sales

Schedule of Consolidated Direct Selling Expenses

Schedule of Consolidated General and Administrative Expenses

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Balance Sheet
December 31, 2002 and 2001

	December 31,	December 31,	September 30,
	2002	2001	2002

ASSETS
Current
Cash and cash equivalents	$2,910,947	$2,156,191	$2,559,153
Term deposit, restricted	—	—	805,840
Accounts receivable	2,138,228	2,406,953	2,349,973
Inventories (note 2)	1,283,042	1,240,790	1,084,342
Refundable income taxes	41,840	6,371	75,586
Future income tax asset	346,268	—	349,758
Prepaid expenses and deposits	286,446	306,066	281,538

	7,006,771	6,116,371	7,506,190
Capital assets (note 3)	6,378,595	7,241,000	5,949,589
Assets under capital leases (note 4)	2,056,818	68,803	2,200,503
Future income tax asset	249,709	—	252,227
Other assets (note 5)	48,286	877,808	56,797

	$15,740,179	$14,303,982	$15,965,306

LIABILITIES
Current
Demand loans, secured (note 6)	$556,000	$345,710	$—
Accounts payable and accrued liabilities	1,994,419	2,261,587	2,531,284
Deferred revenue	57,515	331,113	124,946
Principal of long-term debt due within one year	1,162,013	1,939,041	1,078,108
Principal of capital lease obligations due within one year	417,098	23,716	415,048

	4,187,045	4,901,167	4,149,386
Long-term debt (note 7)	1,706,716	2,946,790	1,404,372
Obligations under capital leases (note 8)	1,648,901	54,681	1,762,919
Loans payable (note 9)	2,196,194	2,292,422	2,386,312

	9,738,856	10,195,060	9,702,989

SHAREHOLDERS’ EQUITY
Share capital (note 10)	15,316,422	15,292,047	15,316,422
Unrealized foreign exchange gain	340,971	382,101	404,578
Deficit	(9,656,070)	(11,565,226)	(9,458,683)

	6,001,323	4,108,922	6,262,317

	$15,740,179	$14,303,982	$15,965,306

Commitments (note 13)

Approved by the Directors:

“signed”	“signed”

James Darby	Douglas R. Halward

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Statement of Income and Deficit
For the three months ended December 31, 2002 and 2001

	2002	2001

Revenue
Bulk	$459,116	$439,485
Packaged products	128,599	104,801
Tipping fees, net	4,723,273	6,252,896

	5,310,988	6,797,182
Cost of sales (schedule)	3,325,602	4,335,438

Gross margin	1,985,386	2,461,744
Direct selling expenses (schedule)	947,139	1,156,156
General and administrative expenses (schedule)	1,215,368	1,181,676

Operating income (loss)	(177,121)	123,912
Other income (expense)
Interest and sundry	12,261	14,152
Provision for performance incentives	—	(100,000)
Gain on disposal of capital assets	878	3,750

Income (loss) before income taxes	(163,982)	41,814
Income tax expense	33,405	—

Net income (loss) for the period	(197,387)	41,814
Deficit, beginning of period	(9,458,683)	(11,607,040)

Deficit, end of period	$(9,656,070)	$(11,565,226)

Earnings (loss) per share for the period — basic	$(0.02)	$0.00

Number of shares	9,976,299	9,913,799

Fully diluted earnings (loss) per share	$(0.02)	$0.00

Number of shares	10,112,139	9,913,799

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Consolidated Statements of Cash Flows
For the three months ended December 31, 2002 and 2001

	2002	2001

Cash flows from (used in) operating activities
Net income (loss) for the period	$(197,387)	$41,814
Items not involving cash:
Amortization	588,260	670,571
Gain on disposal of capital assets	(878)	(3,750)
Unrealized foreign exchange gain	(63,607)	27,895
Deferred income taxes	6,008	—

	332,396	736,530
Change in non-cash working capital:
Accounts receivable	211,745	821,618
Inventories	(198,700)	(145,990)
Refundable income taxes	33,746	(6,371)
Prepaid expenses and deposits	(4,908)	18,553
Accounts payable and accrued liabilities	(536,865)	(426,261)
Deferred revenue	(67,431)	(99,023)
Current portion of long-term debt	83,905	(40,608)
Current portion of capital lease obligations	2,050	(8,782)

	(144,062)	849,666

Cash flows from (used in) financing activities
Increase (decrease) in long-term debt, net	302,344	(416,679)
Decrease in obligations under capital leases, net	(114,018)	(6,055)
Decrease in loans payable	(190,118)	—

	(1,792)	(422,734)

Cash flows from (used in) investing activities
Acquisition of capital assets	(865,127)	(262,707)
Proceeds from the sale of capital assets	935	3,750
Increase in other assets	—	(796,400)

Proceeds from the sale of assets under capital leases

	(864,192)	(1,055,357)

Decrease in cash and cash equivalents	(1,010,046)	(628,425)
Cash and cash equivalents, beginning of period	3,364,993	2,438,906

Cash and cash equivalents, end of period	2,354,947	$1,810,481

Represented as:
Cash and cash equivalents	$2,910,947	$2,156,191
Demand loans, secured	(556,000)	(345,710)

	$2,354,947	$1,810,481

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
December 31, 2002 and 2001

1.	Significant Accounting Policies

(a)	Basis of Presentation

The Company follows Canadian generally accepted accounting principles in the preparation of these financial statements. All dollar amounts are reported in Canadian funds.

(b)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, The Answer Garden Products Ltd., and its 72.74% owned subsidiary Bio-Waste Industries Limited, Envirowaste International Inc. (“EII”), a U.S. company, and its U.S. subsidiaries, Consolidated Resource Recovery Inc. — Florida operations (“CRRI”), a Delaware corporation, and Consolidated Resource Recovery Inc. — Georgia operations (“Greencycle”), a Georgia corporation.

(c)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

(d)	Inventories

Inventories of raw materials are valued at the lower of cost and net realizable value. Inventories of work-in-process and finished goods are valued at the lower of standard cost and net realizable value.

(e)	Capital Assets

Capital assets are recorded at historical cost. Amortization is charged to earnings in amounts sufficient to allocate the costs over their estimated useful lives on a straight-line basis using the following annual rates prorated from initial utilization:

Plant	5% & 33%
Land improvements	8%
Equipment	10%, 15%, 20% & 33%
Office equipment	20%
Leasehold improvements	20%
Computer equipment	20%, 30%, & 33%
Bag plates and artwork	20% & 50%
Automotive equipment	20% & 30%

(f)	Assets Under Capital Leases

Assets acquired under capital leases and their related obligations are recorded at an amount equivalent to the present value of the minimum future lease payments discounted at the interest rate implicit in the agreement. Leased assets are amortized on the same basis as capital assets.

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
December 31, 2002 and 2001

1.	Significant Accounting Policies (continued)

(g)	Other Assets

Trademarks	Recorded at cost; amortized on a straight-line basis over 10 years.

Goodwill	Recorded at cost; amortized on a straight-line basis over 10 years.

Technology license	Recorded at cost; amortized on a straight-line basis over 20 years.

Deferred acquisition costs	Recorded at cost; amortized on a straight-line basis over 4 years.

(h)	Foreign Currency Translation

The Company treats the operations of Envirowaste International Inc. as a self-sustaining foreign operation using the current rate method of currency translation. Unrealized translation gains are presented as a component of equity.

(i)	Cash equivalents

Cash equivalents consist of highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased. As at December 31, 2002, cash equivalents were $2,452,533 (September 30, 2002 — $1,251,042; December 31, 2001 — $1,463,297).

(j)	Income Taxes

Income taxes are accounted for using the asset and liability method pursuant to Section 3465, Income Taxes, of “The Handbook of the Canadian Institute of Chartered Accountants”. Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

2.	Inventories

	December 31,	December 31,	September 30,
	2002	2001	2002

Raw materials and supplies	$737,520	$799,494	$712,527
Work-in-process	65,898	91,474	55,697
Finished goods	479,624	349,822	316,118

	$1,283,042	$1,240,790	$1,084,342

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
December 31, 2002 and 2001

3.	Capital Assets

	December 31,			December 31,	September 30,
	2002			2001	2002

		Accumulated	Net Book	Net Book	Net Book
	Cost	Amortization	Value	Value	Value

Land	$1,594,738	$—	$1,594,738	$745,948	$1,603,295
Plant	1,430,905	698,413	732,492	633,773	751,438
Land improvements	604,802	382,678	222,124	176,787	145,734
Equipment	8,482,571	4,987,430	3,495,141	5,322,692	3,142,417
Office equipment	105,123	86,625	18,498	9,481	21,133
Leasehold improvements	191,781	146,020	45,761	72,523	52,103
Computer equipment	315,525	278,832	36,693	61,390	36,512
Bag plates and artwork	377,326	329,701	47,625	60,539	49,070
Automotive equipment	586,758	433,186	153,572	157,867	147,887
Construction-in-progress	31,951	—	31,951	—	—

	$13,721,480	$7,342,885	$6,378,595	$7,241,000	$5,949,589

4.	Assets Under Capital Leases

	December 31,			December 31,	September 30,
	2002			2001	2002

		Accumulated	Net Book	Net Book	Net Book
	Cost	Amortization	Value	Value	Value

Equipment	$2,381,836	$336,695	$2,045,141	$44,606	$2,185,695
Office equipment	49,631	37,954	11,677	24,197	14,808

	$2,431,467	$374,649	$2,056,818	$68,803	$2,200,503

5.	Other Assets

	December 31,	December 31,	September 30,
	2002	2001	2002

Deferred costs, net of accumulated amortization of $242,409	$4,040	$27,879	$9,926
(September 30, 2002 — $218,570; December 31,2001 — $200,617)
Goodwill, net of accumulated amortization of $45,818	27,495	34,825	29,327
(September 30, 2002 — $43,986; December 31, 2001 — $38,488)
Trademarks, net of accumulated amortization of $15,202	15,758	17,634	16,532
(September 30, 2002 — $14,428; December 31, 2001 — $12,117)
Technology license, net of accumulated amortization of $564	993	1,070	1,012
(September 30, 2002 — $545; December 31, 2001 — $487)
Performance bond, at cost	—	796,400	—

	$48,286	$877,808	$56,797

Goodwill represents the excess of the purchase price paid over the underlying value of the assets at the time of acquisition.

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
December 31, 2002 and 2001

6.	Demand Loans, Secured

(a)	At December 31 2002, the Company’s subsidiary, The Answer Garden Products Ltd., had authorized credit facilities which included a revolving, demand operating loan of $500,000 bearing interest at the Royal Bank prime rate (“RBP”) plus 2% per annum, a peak period revolving demand loan of $250,000 bearing interest a RBP plus 2.5% per annum, and a standby demand instalment/reducing loan or lease line of $250,000 bearing interest a RBP plus 2.5% per annum or at scheduled lease rates at time of draw down. The lines of credit are secured by a first charge on all property, plant and equipment, assignment of inventory, a registered general assignment of book debts of related companies, and a postponement and assignment of claim provided by two of the Company’s directors (see Note 9). The loans are subject to certain financial covenants including a minimum debt service coverage ratio and a maximum ratio of debt to tangible net worth. At December 31, 2002, borrowings outstanding on the revolving operating lines of credit were $556,000 (September 30, 2002 — nil; December 31, 2001 — $299,000). The standby loan/lease has not been drawn on. A demand mortgage which was repaid in full in April, 2002, had $46,710 outstanding as at December 31, 2001.

(b)	At December 31, 2002, the Company’s Florida subsidiary, CRRI, had lending facilities consisting of a revolving line of credit of US $300,000 (Cdn $471,630), and equipment lease facilities totalling US $1,700,000 (Cdn $2,672,570). Interest rates for each of the loan segments are as follows:

Line of Credit:	floating at the 30-day London Interbank Offered Rate (“LIBOR”) plus 350 basis points;

Equipment leases:	6.6% and 5.3%

The loans are secured and are subject to certain financial covenants including a minimum debt service coverage and a maximum ratio of debt to worth. The loans are guaranteed by the Company, EII and Greencycle. There have been no borrowings on the line of credit and as at December 31, 2002, US $1,413,265 (Cdn $2,221,794) has been drawn down on the lease facilities.

The Company was in compliance with all covenants at December 31, 2002.

7.	Long Term Debt

	December 31,	December 31,	September 30,
	2002	2001	2002

Notes Payable
Various notes bearing interest at rates ranging from 7.0% to $10.5% per annum and are repayable in up to 60 monthly installments of principal and interest through 2007, collateralized by the related equipment	$2,868,729.0	$4,885,831.0	$2,482,480.0
Less: Principal due within one year	1,162,013	1,939,041	1,078,108

Long-term portion	$1,706,716	$2,946,790	$1,404,372

Principal obligations due within the next five years are as follows:

2003	$1,162,013
2004	722,996
2005	555,079
2006	313,276
2007	115,365

$2,868,729

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
December 31, 2002 and 2001

8.	Obligations Under Capital Leases

Capital lease obligations consist of leases on mobile equipment and office equipment, repayable over varying terms from 60 to 62 months at interest rates ranging from 5.3% to 12.99% per annum. Future minimum lease payments are as follows:

2003	$535,510
2004	535,510
2005	533,304
2006	522,205
2007	246,295

Minimum lease payments	2,372,824
Less: amounts representing interest	306,825

Present value of obligations under capital leases	2,065,999
Less: principal due within one year	417,098

$1,648,901

9.	Loans Payable

By loan agreements, and as amended, between the Company and two of its directors and officers, the Company has borrowed a total of $2,046,194 to meet the Company’s working capital requirements. The principal is repayable on demand and bears interest at the Royal Bank of Canada prime rate plus 3.5% per annum, payable monthly. In addition to the security listed below, the Company has agreed to provide one of the directors, if requested, a guarantee and postponement of claim supported by a registered charge over the accounts receivable of its Florida subsidiary, Consolidated Resource Recovery Inc.

On April 1, 1999, the Company borrowed $300,000 from a shareholder of the Company to meet the Company’s short-term working capital requirements. Under the terms of the loan agreement, the principal is repayable on demand and the loan will bear interest at the prime rate of the Royal Bank of Canada plus 3.5 per annum, payable monthly. The company repaid $150,000 of the loan on October 22, 2002.

The loans are secured by a charge on the assets of the Company, a guarantee by its subsidiary, The Answer Garden Products Ltd., supported by a charge on its assets, including a mortgage over its Abbotsford, B.C. property. The loans are subrogated to the Royal Bank of Canada debt (note 6(a)).

While the terms of repayment for the loans are on a demand basis, it is the lenders intent not to call for repayment of the debts on or before December 31, 2003. The Company is currently re-negotiating the loans payable agreements to satisfy certain banking requirements to comply with the Canadian credit facility.

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
December 31, 2002 and 2001

10.	Share Capital

Authorized: 50,000,000 common shares, no par value

Issued and fully paid:

	December 31, 2002		December 31, 2001		September 30, 2002

	Number	Stated	Number	Stated	Number	Stated
	of Shares	Capital	of Shares	Capital	of Shares	Capital

Balance, beginning of year	9,976,299	$15,970,199	9,913,799	$15,945,824	9,913,799	$15,945,824
Issued during the year:
Exercise of options for cash	—	—	—	—	62,500	$24,375
Share issue expenses	—	(653,777)	—	(653,777)	—	(653,777)

Balance, end of period	9,976,299	$15,316,422	9,913,799	$15,292,047	9,976,299	$15,316,422

(a)	The Company has directors’ and employees’ stock options outstanding as follows:

	Number	Exercise Price
	of Shares	per Share	Expiry Date

Directors	115,000	0.39	December 18, 2003
Directors	402,500	0.60	March 14, 2007
Directors	15,000	0.60	March 20, 2007
Employees **	42,900	0.39	December 18, 2003
Employees	41,500	0.27	February 15, 2005
Employees	105,000	0.27	February 15, 2005
Employees	160,000	0.60	March 14, 2007
Employees *	30,000	0.60	March 14, 2007

	911,900

*	This option is vested as to 10,000 shares on March 15, 2002 and will vest as to 10,000 additional shares each on March 31,2003 and 2004, provided, in each case, that the employee is employed by the Company on the vesting date.

**	18,000 of these options were exercised for cash subsequent to December 31, 2002.

As at December 31, 2002, the Company had issued 891,900 exercisable stock options with a weighted average exercise price of $0.51. The weighted average remaining contractual life of the options outstanding is 3.2 years.

		Weighted
		Average
		Exercise
	Shares	Price

Outstanding, October 1, 2002 and December 31, 2002	911,900	$0.51

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
December 31, 2002 and 2001

10.	Share Capital (continued)

(b)	As required, the Company will disclose pro forma information regarding its net income as if it has accounted for its employer stock options granted under the fair value method. Under this method, the fair value of the stock options was estimated using the Black-Scholes Model with the following assumptions being made: dividend yield of 0%; an expected life of five years; expected volatility of 79% and risk-free interest rate of 5.2%. There were no stock options granted during the current quarter.

Had the Company accounted for its stock-based compensation based on the fair value method, the Company’s net income and earnings per share would have been reduced to the pro-forma amounts indicated below:

		December 31	December 31	September 30
		2002	2001	2002

Net income (loss)	-as reported	$(197,387)	$41,814	$2,148,357
	-pro forma	$(197,387)	$41,814	$1,832,565
Basic earnings (loss) per share	-as reported	$(0.02)	$0.00	$0.22
	-pro forma	$(0.02)	$0.00	$0.18
Diluted earnings (loss) per share	-as reported	$(0.02)	$0.00	$0.21
	-pro forma	$(0.02)	$0.00	$0.18

11.	Related Party Transactions

Included in accounts payable and accrued liabilities at December 31, 2002 were amounts aggregating $823,841 (September 30, 2002 — $740,765; December 31,2001 — $802,994) payable to directors of the Company for accrued management remuneration, expense reimbursements, and accrued loan interest. In addition to loans, as detailed in Note 9, the Company had the following transactions with related parties:

	December 31,	December 31,	September 30,
	2002	2001	2002

Management remuneration	$77,085	$76,607	$554,728
Interest and loan fees	43,330	43,073	168,555

	$120,415	$119,680	$723,283

Management is of the opinion that the terms and conditions of the above noted transactions are consistent with standard business practice.

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
December 31, 2002 and 2001

12.	Geographically Segmented Information

Three months ended December 31, 2002:	Canada	United States	Consolidated

Sales to unaffiliated customers	$261,416	$5,049,572	$5,310,988
Inter-segment revenue (expense)	204,764	(204,764)	—

Total revenue	$466,180	$4,844,808	$5,310,988

Net income (loss) before income taxes	$(245,038)	$81,056	$(163,982)
Income tax	—	33,405	$33,405

Net income (loss) for the period	$(245,038)	$47,651	$(197,387)

Identifiable assets on December 31, 2002	$3,415,487	$12,333,203	$15,748,690

Three months ended December 31, 2001:	Canada	United States	Consolidated

Sales to unaffiliated customers	$221,156	$6,576,026	$6,797,182
Inter-segment revenue (expense)	130,799	(130,799)	—

Total revenue	$351,955	$6,445,227	$6,797,182

Net income (loss) before income taxes	$(352,234)	$394,048	$41,814
Income tax	—	—	—

Net income (loss) for the period	$(352,234)	$394,048	$41,814

Identifiable assets on December 31, 2001	$3,486,736	$10,817,246	$14,303,982

Year ended September 30, 2002:	Canada	United States	Consolidated

Sales to unaffiliated customers	$3,917,963	$23,839,760	$27,757,723
Inter-segment revenue (expense)	791,781	(791,781)	—

Total revenue	$4,709,744	$23,047,979	$27,757,723

Net income (loss) before income taxes	$(148,807)	$1,687,109	$1,538,302
Income tax (recovery)	(13,967)	(596,088)	$(610,055)

Net income (loss) for the year	$(134,840)	$2,283,197	$2,148,357

Identifiable assets on September 30, 2002	$3,295,707	$12,669,599	$15,965,306

13.	Commitments

Under the terms of a license agreement dated November 14, 1994, the Company obtained a 20-year license and an option for a further 20 years to use and sub-license certain technologies developed by the licensor. A royalty of $5,000 is payable for each sale, transfer, or other disposition of the product or any sub-license granted.

CRRI has entered into an employment agreement with a certain member of management through December 31, 2002. This agreement provides for a total monthly salary of approximately Cdn$15,636 (US$9,946) and participation in a bonus pool based on pre-tax net profit, as defined. The salary base increases annually based on the consumer price index. Negotiations are presently underway to renew the contract on substantially the same terms.

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Notes to Consolidated Financial Statements
December 31, 2002 and 2001

13.	Commitments (continued)

The Company has entered into operating leases for certain machinery, equipment and office space. Rental expense under these leases was approximately Cdn$444,829 (including US$268,186) for the three months ended December 31, 2002. Minimum future rental payments under these leases are as follows:

2003	$1,633,657
2004	1,400,521
2005	571,125

$3,605,303

14.	Income Taxes

The consolidated group has non-capital losses available to reduce taxable income earned in Canada and the United States in this and future years. No future benefit for these losses has been recognized in these financial statements.

Any income tax provision and liability relate to EII and its subsidiaries. Deferred income taxes result from timing differences in the recognition of various expenses for tax and financial reporting purposes. These differences primarily include amortization and various accruals and reserves recognized in different periods for tax and financial reporting purposes.

15.	Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, demand loans, accounts payable and accrued liabilities, loans payable, and long-term debt. It is management’s opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values.

16.	Comparative Amounts

Certain 2001 comparative amounts have been reclassified to conform with the financial statement presentation adopted for 2002.

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Schedule of Consolidated Cost of Sales
For the three months ended December 31, 2002 and 2001

	2002	2001

Direct Materials
Inventory, beginning of year	$712,527	$825,951
Purchases of direct materials and subtrades	483,916	1,246,819
Testing	6,694	6,629

Cost of direct materials available for use	1,203,137	2,079,399
Less: Inventory, end of period	(737,520)	(799,494)

Direct materials used	465,617	1,279,905
Direct labour	927,502	1,022,182
Manufacturing overhead	2,106,190	2,205,798

Manufacturing costs incurred for the period	3,499,309	4,507,885
Work-in-process, beginning of year	55,697	83,133

	3,555,006	4,591,018
Less: Work-in-process, end of period	(65,898)	(91,474)

Cost of goods manufactured	3,489,108	4,499,544
Finished goods, beginning of year	316,118	185,716

	3,805,226	4,685,260
Less: Finished goods, end of period	(479,624)	(349,822)

	$3,325,602	$4,335,438

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Schedule of Consolidated Direct Selling Expenses
For the three months ended December 31, 2002 and 2001

	2002	2001

Advertising	$4,822	$2,255
Amortization — bag plates and artwork	5,120	6,066
Automobile	990	990
Bad debts	11,854	16,613
Commissions	2,100	2,100
Discounts and allowances	2,998	43,802
Entertainment and promotion	818	113
Freight out	829,696	996,489
Marketing consulting	7,217	7,076
Miscellaneous	5,495	5,263
Travel	76,029	75,389

	$947,139	$1,156,156

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

Schedule of Consolidated General and Administrative Expenses
For the three months ended December 31, 2002 and 2001

	2002	2001

Advertising	$19,878	$8,992
Amortization	103,209	90,065
Automobile	8,431	5,793
Bank charges and interest	5,462	6,004
Business taxes, licenses and fees	19,004	12,223
Consulting fees	30,687	28,524
Education and training	7,994	6,497
Entertainment and promotion	14,944	12,932
Foreign exchange (gain)	(2,113)	(10,373)
Insurance	5,874	4,875
Interest on long-term debt	146,509	169,489
Management remuneration	77,085	76,607
Miscellaneous	8,564	6,441
Office and stationery	24,065	22,634
Professional fees	70,164	65,509
Rent and office services	35,232	40,251
Shareholder relations	7,217	7,411
Telephone	41,223	44,702
Transfer agent and filing fees	1,251	(1,876)
Travel	27,524	23,564
Wages and benefits	563,164	561,412

	$1,215,368	$1,181,676

Prepared by Management

CONSOLIDATED ENVIROWASTE INDUSTRIES INC.

QUARTERLY REPORT FOR THE FIRST
QUARTER ENDED DECEMBER 31, 2002

SCHEDULE A:     FINANCIAL INFORMATION

See accompanying unaudited financial statements for the three months ended December 31, 2002.

SCHEDULE B:     SUPPLEMENTARY INFORMATION

1.	Analysis of expenses and deferred costs: See accompanying audited financial statements for the three months ended December 31, 2002.

2.	Related party transactions: See Note 11 to the financial statements.

3.(a)	Summary of securities issued: See Note 10 to the financial statements.

3.(b)	Summary of options granted: See Note 10 to the financial statements.

4.(a)	Summary of authorized share capital: See Note 10 to the financial statements.

4.(b)	Number and recorded value of shares issued: See Note 10 to the financial statements.

4.(c)	Description of options, warrants and convertible securities: See Note 10 to the financial statements.

4.(d)	Shares subject to escrow or pooling agreements: None

5.(a)	Directors:
	Douglas R. Halward	Derrick M. J. Rolfe
	James E. H. Darby	Richard J. M. Chase
Howard S. Steinberg

5.(b)	Officers: James E. H. Darby–Chairman, Chief Executive Officer and Secretary Douglas R. Halward–President

SCHEDULE C:     MANAGEMENT DISCUSSION

MANAGEMENT DISCUSSION AND ANALYSIS
December 31, 2002

Information About Industry Segments

Consolidated Envirowaste Industries Inc. (the “Company”) is a leading processor of wood and other organic wastes in Western Canada, Florida and Georgia. The Company markets and supplies biomass boiler fuel for electric generation facilities, charcoal manufacturers and pulp and paper mills in the U.S. as well as bulk landscaping products in each of these regions, and packaged soil products to major Western Canadian retailers.

The following information should be read in conjunction with Consolidated Envirowaste Industries Inc.’s unaudited consolidated financial statements for the three months ended December 31, 2002 and related notes, which are prepared in accordance with Canadian generally accepted accounting principles. Segmented information on the Canadian and US operating units are presented in note 12 of the unaudited consolidated financial statements and a discussion of the operating results is presented below according to these operating units.

Overall Results

Consolidated Envirowaste Industries Inc. reported a net loss for the three months ended December 31, 2002 of $197,387 or $0.02 per share (0.02 diluted) compared to net income of $41,814 or 0.00 per share (0.00 diluted) for the comparable quarter ended December 31, 2001. Contributing to the loss is a $33,000 provision for income taxes on our US earnings for the quarter while earnings in the first quarter of last year were sheltered from tax by the utilization of prior years’ losses. The Company increased bulk sales by 4% and sales of packaged products by 23% over last year due to a warm, dry fall. Revenue from tipping fell $1.5 million to $4.7 million from $6.2 million at December 31, 2001 as a result of the tentative private sector and lower storm activity in the US, while improved margins and reduced selling expenses (primarily freight costs) lessened the impact of the slower economy and strengthening Canadian dollar compared to the three months ended December 31, 2001. Cash flow after changes in working capital items fell by approximately $1 million for the quarter ended December 31, 2002 compared to the quarter ended December 31, 2001 while cash and cash equivalents during this, our weakest quarter, increased $500,000 over the comparable figure of 2001.

US Operations

US revenues for the quarter, at just over Cdn $5.0 million, fell $1.5 million from the quarter ended December 31, 2001 which included higher than usual storm related revenues and revenues from a large private sector project which completed late in 2002. Our core business from local municipal work improved over the comparable quarter of last year, while margins increased and selling costs (freight) were reduced as a result of the lower activity. The Company’s Florida subsidiary continued to move toward commencement of construction and development of its property having spent $32,000 (US $20,000) on plans and permitting during the quarter.

Canadian Operations

Canadian revenues in the first quarter improved 18% to $261,000 as landscaping professionals and homeowners enjoyed the benefits of favourable fall weather conditions serving to improve our Canadian operations capacity utilization compared to the first quarter of last year. Bulk product sales continued to show improvement over the comparable quarter, continuing a trend starting in the Spring of 2002. Cash and cash equivalents were impacted by the $190,000 repayment of outstanding loans and $87,000 in capital expenditures for the construction of a storm water diversion system in conjunction with our amended discharge permit at our Abbotsford facility.

Liquidity and Capital Resources

The operating loss in the first quarter had a minor impact on the Company’s cash flow from operations, cash and cash equivalents, and working capital slightly compared to those of September 30, 2002, however all these items are significantly stronger than those at the end of our first quarter ended December 31, 2001. Debt to equity at December 31, 2002 declined slightly to 1.62:1 from 1.55:1 at September 30, 2002 but compare favourably to the 2.48:1 level of one year ago.

Outlook

The current anxiety in the American economy, rising fuel costs, municipal budget constraints, and the apparent resurgence of the Canadian dollar are dominant factors which may affect our operations in the remaining three quarters of 2003. The effect of weather patterns, which have deviated from norms over the past three to five years, and deferrals, if any, in public and private investment are still challenges to be faced in this fiscal year.

[signed] James E. Darby Chairman and Chief Executive Officer	[signed] Douglas R. Halward President

EXHIBIT C Consolidated Envirowaste Industries Inc. 27715 HUNTINGDON ROAD, ABBOTSFORD, BC V4X 1B6 TELEPHONE: 604-856-6836 FACSIMILE: 604-856-5644

NEWS RELEASE

Consolidated Envirowaste Announces Adoption of Share Option Plan
Abbotsford, British Columbia – March 13, 2003

Consolidated Envirowaste Industries Inc. (TSX Venture Exchange-CWD-V) announces that its shareholders have approved the adoption of a share option plan (the “Plan”), which was first approved by the directors on January 20, 2003. The Plan is subject to the rules and policies of the TSX Venture Exchange. A maximum of 1,995,260 Common shares of the Company are issuable under the Plan, including on exercise of options outstanding as at the date of the Plan to purchase 911,900 Common shares.

Consolidated Envirowaste Industries Inc.

“James E. Darby"

James E. Darby
Chairman and Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.